CANADIAN NATURAL RESOURCES LIMITED
ANNOUNCES SWAP TRANSACTION
CALGARY, ALBERTA – JANUARY 29, 2025 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) announces that pursuant to a 2017 agreement with Shell Canada Limited and affiliates ("Shell") and as a result of certain conditions being met, Canadian Natural and Shell are transacting an asset swap related to the Athabasca Oil Sands Project (“AOSP”).
Effectively, Canadian Natural will swap 10% of its working interest in the Scotford Upgrader and Quest Carbon Capture and Storage ("Quest") facilities for Shell’s remaining 10% working interest in the AOSP mines, associated reserves and additional various working interests in a number of other non-producing oil sands leases. As a result, and at close of the transaction, Canadian Natural will increase its working interest in the AOSP mines to 100%, subsequently increasing the Company's production by approximately 31,000 bbl/d and will own an 80% working interest in the Scotford Upgrader and Quest. The transaction does not include any exchange of cash, except for regular closing adjustments and is targeted to close by the end of Q1/25, subject to regulatory approvals.
One of Canadian Natural's advantages is the size and strength of our long life, no decline Oil Sands Mining and Upgrading assets combined with our top tier operating cost driven through effective and efficient operations that generates significant and sustainable free cash flow for decades. This transaction further enhances Canadian Natural’s advantage which is supported by a diversified sales strategy for its crude oil production including its long-term commitment of 169,000 bbl/d on the Trans Mountain Expansion ("TMX") pipeline and 87,500 bbl/d to the USGC that provides optionality and access to global markets.
This transaction is not included in the Company’s budgeted production guidance for 2025 issued on January 9, 2025 and as a result, 2025 production guidance will be revised upon closing of the transaction.
Canadian Natural is a senior crude oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED T (403) 517-6700 F (403) 517-7350 E ir@cnrl.com 2100, 855 - 2 Street S.W. Calgary, Alberta, T2P 4J8 www.cnrl.com

SCOTT G. STAUTH President MARK A. STAINTHORPE Chief Financial Officer LANCE J. CASSON Manager, Investor Relations Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange
Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. The Company does not undertake to update forward-looking statements except as required by applicable securities laws. Refer to our website for detailed forward-looking statements and notes regarding Non-GAAP and Other Financial Measures at www.cnrl.com.